

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2023

Chee Kong Choo
Director and Chairman
CytoMed Therapeutics Pte. Ltd.
21 Bukit Batok Crescent
#17-80 WCEGA Tower
Singapore 658065

> **Re: CytoMed Therapeutics Pte. Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 1, 2023**
> **File No. 333-268456**

Dear Chee Kong Choo:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Business
Overview, page 89

1. We note the revisions to the pipeline on page 90, so that there are now four columns prior to Phase 1: discovery, process development, preclinical studies, and trial application. Revise the pipeline table to combine these four columns into no more than two columns, each no wider or more prominent than each of the phases of clinical development. Also revise the table so that each row has one arrow that begins on the left and progresses to the point of current development, rather than multiple arrows within each column.

Chee Kong Choo
CytoMed Therapeutics Pte. Ltd.
February 24, 2023
Page 2

   You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Richard I. Anslow, Esq.